EXHIBIT 99.1

                              SMHL Global Fund No.3


For Distribution Date: 06/02/2003

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                                    BEGINNING
            ORIGINAL                 PERIOD              PRINCIPAL              INTEREST              TOTAL
CLASS       BALANCE            INVESTMENT AMOUNT       DISTRIBUTION           DISTRIBUTION          DISTRIBUTION
----- --------------------   --------------------   ------------------       ----------------    ------------------

A     USD 1,400,000,000.00   USD 1,187,078,117.99   USD 122,300,149.53       USD 4,677,293.87    USD 126,977,443.40
B        AUD 33,700,000.00      AUD 33,700,000.00             AUD 0.00         AUD 448,496.22        AUD 448,496.22

                                                                               ENDING              OUTSTANDING
                                                                               PERIOD               PRINCIPAL
                                                                           INVESTED AMOUNT           BALANCE
                                                                         --------------------  --------------------

                                                                         USD 1,064,777,968.46  USD 1,064,777,968.46
                                                                            AUD 33,700,000.00     AUD 33,700,000.00
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           BOND          CURRENT PASS
CLASS     FACTOR         THROUGH RATES*
-----   ------------     --------------
A       $0.760555692          1.55875%    * Based on a LIBOR of: 1.33875%
B       $1.000000000          5.28000%    * Based on a BBSW of:  4.73000%
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AMOUNTS PER $1,000 UNIT
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                                                                   ENDING
             PRINCIPAL       INTEREST           TOTAL              PERIOD
CLASS      DISTRIBUTION    DISTRIBUTION      DISTRIBUTION          BALANCE
-----    ---------------   --------------   ---------------   -----------------
A        USD 87.35724966   USD 3.94017361   USD 91.29742327    USD 760.55569176
B          AUD 0.0000000   AUD 13.3084932    AUD 13.3084932   AUD 1,000.0000000
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QUARTERLY
PRINCIPAL            SCHEDULED
DISTRIBUTION         PRINCIPAL         PREPAYMENTS       LIQUIDATIONS   INSURANCE PROCEEDS          TOTAL
------------         ---------         -----------       ------------   ------------------          -----
Class A          USD 7,576,977.74   USD114,723,171.79         USD 0.00           USD 0.00   USD 122,300,149.53
Per $1000 unit     USD 5.41212696      USD81.94512270   USD 0.00000000     USD 0.00000000      USD 87.35724966

Class B             AUD 0.0000000       AUD 0.0000000    AUD 0.0000000      AUD 0.0000000          AU0.0000000
Per $1000 unit      AUD 0.0000000       AUD 0.0000000    AUD 0.0000000      AUD 0.0000000        AUD 0.0000000
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COLLATERAL DISTRIBUTIONS
                                        CURRENT PERIOD          SINCE INCEPTION         CURRENT PERIOD          SINCE INCEPTION
                                     -------------------     --------------------   --------------------    --------------------
Beginning Collateral Balance         AUD 2,199,900,945.23    AUD 2,588,444,542.68   USD 1,205,545,717.98    USD 1,418,467,609.39
-Scheduled Principal Payments               13,826,601.72           31,038,370.75           7,576,977.74           17,009,027.17
-Unscheduled Principal Payments            222,755,441.21          616,203,934.13         122,069,981.79          337,679,755.91
+Principal Redraws                          13,406,587.59           35,523,252.09           7,346,810.00           19,466,742.15
-Insurance Proceeds                                  0.00                   0..00                   0.00                    0.00
-Liquidation Proceeds                                0.00                    0.00                   0.00                    0.00
-Realized Losses from Liquidations                   0.00                    0.00                   0.00                    0.00
                                                     ----                    ----                   ----                    ----
Ending Collateral Balance            AUD 1,976,725,489.89    AUD 1,976,725,489.89   USD 1,083,245,568.46    USD 1,083,245,568.46
                                         ================        ================       ================        ================
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OUTSTANDING MORTGAGE INFORMATION
                                           PERIOD              SINCE INCEPTION             PERIOD             SINCE INCEPTION
                                     --------------------   --------------------     --------------------   --------------------
Outstanding Principal Balance
  - Fixed rate housing loans           AUD 271,141,246.15     AUD 316,985,272.56       USD 148,585,402.89     USD 173,707,929.36
Outstanding Principal Balance
  - Variable rate housing loans      AUD 1,705,584,243.74   AUD 2,271,459,270.12       USD 934,660,165.57   USD 1,244,759,680.03
                                         ----------------       ----------------           --------------       ----------------
Total Outstanding Principal Balance  AUD 1,976,725,489.89   AUD 2,588,444,542.68     USD 1,083,245,568.46   USD 1,418,467,609.39
                                         ================       ================         ================       ================
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QUARTERLY INTEREST COLLECTIONS WATERFALL
                                                               AUD                    USD
                                                               ---                    ---
Interest Collections
--------------------
Gross Interest Income Received from Mortgages            AUD 32,312,303.03      USD 17,707,142.06
Payments from/(to) Fixed/Floating Swap Provider               (479,740.85)           (262,897.98)
Payments from/(to) Currency Swap Provider                  (18,942,297.49)        (10,380,379.02)
Interest Income received from Cash holdings                     567,477.31             310,977.57
Principal Draws                                                       0.00                   0.00
Liquidity Facility Draws                                              0.00                   0.00
                                                                      ----                   ----
Net proceeds available for Interest Waterfall            AUD 13,457,742.00       USD 7,374,842.62
                                                             =============           ============

Distribution of Interest Collections
------------------------------------
Trustee's fee and Expenses                                AUD 1,905,146.44        USD 1,044,020.25
Interest Carryforward paid to A                                       0.00                    0.00
Current Interest due to A                                    27,477,505.28           15,057,672.89
Payments from swap provider due to A                        (18,942,297.49)         (10,380,379.02)
Interest Carryforward paid to Class B                                 0.00                    0.00
Current Interest due to Class B                                 448,496.22              245,775.93
Other                                                            12,863.46                7,049.18
Deposit into Cash Collateral Account                                  0.00                    0.00
Reimbursement of Principal Draws                                      0.00                    0.00
                                                                      ----                    ----
Total Distribution of Interest Collections               AUD 10,901,713.91        USD 5,974,139.22
                                                             =============            ============


Outstanding Deferred Management Fees                      AUD 2,556,028.09        USD 1,400,703.40
                                                              ============            ============
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QUARTERLY PRINCIPAL COLLECTIONS WATERFALL

                                                 PERIOD            SINCE INCEPTION             PERIOD           SINCE INCEPTION
                                            ------------------    ------------------     ------------------    ------------------
Principal Collections
---------------------
Principal Collections from
  outstanding mortgage loans                AUD 236,582,042.93    AUD 647,242,304.88     USD 129,646,959.53    USD 354,688,783.07
Principal Redraws from outstanding
  mortgage loans                                (13,406,587.59)       (35,523,252.09)         (7,346,810.00)       (19,466,742.15)
Recoveries from previously
  charged off mortgage loans                              0.00                  0.00                   0.00                  0.00
Other                                                     0.00                  0.00                   0.00                  0.00
Less: Principal Draws for
  Interest Waterfall                                      0.00                  0.00                   0.00                  0.00
Plus: Reimbursement of Principal Draws
  from Interest Waterfall                                 0.00                  0.00                   0.00                  0.00
                                                          ----                  ----                   ----                  ----
Net proceeds available for
  Principal Waterfall                       AUD 223,175,455.34    AUD 611,719,052.79     USD 122,300,149.53    USD 335,222,040.93
                                                ==============        ==============         ==============        ==============
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OUTSTANDING SHORTFALLS AND CHARGEOFFS

                                                     PERIOD         PERIOD
                                                     --------     --------
Principal Draws for Interest Waterfall               AUD 0.00     USD 0.00
Class A Interest Shortfall                               0.00         0.00
Accrued Interest on Class A Interest Shortfall           0.00         0.00
Class B Interest Shortfall                               0.00         0.00
Accrued Interest on Class B Interest Shortfall           0.00         0.00
Class A Charge Offs                                      0.00         0.00
Class A Carry Over Charge Offs                           0.00         0.00
Class B Charge Offs                                      0.00         0.00
Class B Carry Over Charge Offs                           0.00         0.00
Redraw Charge Offs                                       0.00         0.00
Redraw Carry Over Charge Offs                            0.00         0.00
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REALIZED LOSS INFORMATION
                                                                      PERIOD    SINCE INCEPTION     PERIOD   SINCE INCEPTION
                                                                     --------   ---------------    -------   ---------------
Realized Loss on Class A Bonds before Mortgage insurance             AUD 0.00      AUD 0.00        USD 0.00      USD 0.00
Realized Loss on Class B Bonds before Mortgage insurance             AUD 0.00      AUD 0.00        USD 0.00      USD 0.00
Realized Loss on Redraw Funding Facility before Mortgage insurance   AUD 0.00      AUD 0.00        USD 0.00      USD 0.00
Realized Loss on Class A Bonds after Mortgage insurance              AUD 0.00      AUD 0.00        USD 0.00      USD 0.00
Realized Loss on Class B Bonds after Mortgage insurance              AUD 0.00      AUD 0.00        USD 0.00      USD 0.00
Realized Loss on Redraw Funding Facility before Mortgage insurance   AUD 0.00      AUD 0.00        USD 0.00      USD 0.00
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CASH COLLATERAL ACCOUNT                                              AUD                USD
                                                       -----------------   ----------------
Beginning Cash Collateral Account Balance              AUD 17,034,605.00   USD 9,334,963.54
+Interest Earned on Cash Collateral Account                   270,303.39         148,126.26
+Deposit from Interest Collections Waterfall                        0.00               0.00
-Current Period's Cash Collateral Account Draws                     0.00               0.00
-Current Period's Release to cash collateral provider         270,303.39         148,126.26
                                                           -------------       ------------
Ending Cash Collateral Account Balance                 AUD 17,034,605.00   USD 9,334,963.54
                                                           =============       ============

Required Cash Collateral Account Balance               AUD 15,295,591.90   USD 8,381,984.36
                                                           =============       ============
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DELINQUENCY INFORMATION
                                             # OF LOANS  PERCENTAGE OF POOL  LOAN BALANCE   % OF POOL
                                             ----------  ------------------  ------------   ---------
31-60 Days                                       24             0.13%        3,480,421.70     0.18%
61-90 Days                                        6             0.03%          799,122.72     0.04%
90+ Days (excluding Loans in Foreclosures)        5             0.03%        1,074,893.12     0.05%
Loans in Foreclosure                              0             0.00%                 --      0.00%
                                                 --             ----         ------------     ----
Total                                            35             0.19%        5,354,437.54     0.27%
                                                 ==             ====         ============     ====
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PREPAYMENT INFORMATION
                                THREE MONTH CPR          LIFE
                                ---------------         ------
                                     32.74%             35.37%
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